Morgan, Lewis & Bockius llp 2020 K Street, NW Washington, District of Columbia 20006-1806 Tel. 202.373.6000 Fax: 202.373.6001 www.morganlewis.com

Magda El Guindi-Rosenbaum +1.202.373.6091 mer@morganlewis.com

VIA EDGAR

July 2, 2015

Mr. Jeff Long U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re: AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Mr. Long:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to comments you provided on May 12, 2015, regarding the SOX review of the Trust’s website and filings. Your comments, as well as the Trust’s responses, are set forth below.

Website

1.	Comment: For funds that have dividend expenses for short sales, please make sure that in their Fact Sheet the advertised expense ratio includes short interest expenses.

Response: The Trust will include short interest expenses in advertised expense ratios going forward.

2.	Comment: As required by Rule 498(e) under the Securities Act of 1933, each summary prospectus on the website needs to include links to the corresponding prospectus and SAI and vice versa.

Response: The Trust will add the required links.

Almaty  Astana  Beijing  Boston  Brussels  Chicago  Dallas  Dubai  Frankfurt  Harrisburg  Hartford  Houston  London  Los Angeles  Miami  Moscow
New York  Orange County  Paris  Philadelphia  Pittsburgh  Princeton  San Francisco  Santa Monica  Silcon Valley  Tokyo  Washington  Wilmington

July 2, 2015

EDGAR

3.	Comment: Please update the ticker symbols on the EDGAR system.

Response: The Trust will review and update the ticker symbols, as necessary, on the EDGAR system.

Prospectus

4.	Comment: In the fee table for Accuvest Global Long Short ETF, please confirm that AFFE of 0.24% is accurate.

Response: The Trust represents that the AFFE shown in the fee table is accurate as of the Fund’s last fiscal year.

5.	Comment: Recapture of expenses by the investment adviser should be shown as a positive figure, not a negative figure, in a fund’s fee table (see, for example, the fee table for Morgan Creek Global Tactical ETF).

Response: The Trust will revise the presentation in future filings.

June 30, 2014 Annual Report

6.	Comment: In the Shareholder Expense Examples, the expense ratios and expense examples need to include all expenses including short sales interest expenses.

Response: The Trust will include all expenses in future filings.

7.	Comment: In the financial highlights, the expense ratio is required to include all of a fund’s expenses; however, expense ratios are disclosed for certain funds that exclude interest and dividend expenses. Expense ratios that exclude interest and dividend expenses can be disclosed in a footnote to the financial highlights or in a separate section labeled supplemental information that is below all required information. Please correct the presentation going forward.

Response: The Trust will revise the presentation in future filings.

8.	Comment: If a fund invests significantly in derivatives, there should be a discussion about derivatives in the MDFP (see, for example, the Accuvest Global Long Short ETF).

Response: The Trust will add the requested disclosure, as applicable, in future filings.

9.	Comment: For the international funds, please break out the investments by country, as well as by industry, either in the Schedule of Investments or in the Summary of Schedule of Investments (see, for example, the Madrona International ETF).

Response: The Trust will add the requested disclosure, as applicable, in future filings.

July 2, 2015

10.	Comment: The expense cap of the Morgan Creek Global Tactical ETF (formerly Cambria Global Tactical ETF) was raised in the past. Please confirm that any recoupment by the investment adviser of fees waived and/or expenses reimbursed is limited by the lower expense cap that was in place at the time that the adviser waived fees or reimbursed expenses (see the SEC staff position outlined in the 2009 Investment Company Audit Risk Alert).

Response: The Trust so confirms.

11.	Comment: With respect to the disclosure regarding the board of trustees’ review of advisory agreements, please disclose more detail regarding performance.

Response: The Trust will pay particular attention to the specificity of its disclosure regarding performance in future filings.

12.	Comment: In the section called Supplemental Information, please include the required proxy voting disclosure.

Response: The Trust included the required disclosure in its December 2014 semi-annual report to shareholders and will continue to do so in future filings.

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The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in Form N-CSR, (ii) staff comments or changes to disclosures in response to staff comments in Form N-CSR do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 373-6091 with questions or comments.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum